July 1, 2022

VIA EDGAR AND E-MAIL

Matthew Williams

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Responses to U.S. Securities and Exchange Commission Staff Comments on Post-Effective Amendment No. 49 to the Registration Statement on Form N-1A of 1290 Funds (File Nos. 333-195390; 811-22959)

Dear Mr. Williams:

On behalf of 1290 Funds (the “Trust”), set forth below are comments that you provided on June 10, 2022, concerning Post-Effective Amendment No. 149 to the Trust’s Registration Statement on Form N-1A (the “Post-Effective Amendment”). The Post-Effective Amendment was filed with the U.S. Securities and Exchange Commission on April 25, 2022, pursuant to the Securities Act of 1933, as amended, and Rule 485(a) of Regulation C thereunder, and pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and the regulations thereunder. Your comments are set forth in italics and are followed by the Trust’s responses. Unless otherwise noted, defined terms have the same meanings as in the Post-Effective Amendment.

1.	General Comments

a.

Comment: Where a comment is made in one location, it is applicable to all similar disclosures elsewhere in the registration statement. We remind you that the Fund and its management are responsible for the adequacy and the accuracy of the disclosure.

Response: The Trust will apply any revisions made in response to the Staff’s comments to disclosures throughout the registration statement, to the extent applicable.

b.	Comment: Please include the completed fee table and expense example for the Fund as part of your response.

Response: The Trust has attached to this letter as Appendix A the completed fee table and expense example for the Fund.

c.	Comment: Please update the share class tickers on EDGAR when they are available. See Rule 313 under Regulation S-T.

Response: The Trust will update the share class tickers on EDGAR when the next post-effective amendment is filed.

K&L GATES LLP

1601 K STREET NW WASHINGTON DC 20006

T +1 202 778 9000 F +1 202 778 9100 klgates.com

U.S. Securities and Exchange Commission

July 1, 2022

2.	Summary Prospectus

a.

Comment: The “Principal Investment Strategy” section of the summary prospectus provides that the Fund considers a company “to be a ‘small-capitalization’ company if, at the time of purchase, its market capitalization is less than or equal to the market capitalization of the largest company included within the Fund’s benchmark index.” The summary prospectus further provides that “[a]s of February 28, 2022, the market capitalization of the largest company included in the Fund’s benchmark index was approximately $11.9 billion.” Please disclose the Fund’s benchmark index in the Fund’s principal investment strategy disclosure. Please revise the Fund’s definition of a small capitalization company so that it is reasonable. Alternatively, please explain supplementally why the registrant considers a company with a market capitalization at the top of this range (i.e. $11.9 billion) to be a small capitalization company. Is it consistent with industry indices, classifications used by industry rating organizations, or definitions used within financial publications? See Frequently Asked Questions about Rule 35d-1 (Investment Company Names), Question 6 (Dec. 4, 2001).

Response: The Fund considers a small capitalization company to be a company with a market capitalization, at the time of purchase, that is within the range of the market capitalization of the companies included in the Russell 2000® Growth Index. The Trust will disclose this index in the Fund’s principal strategy disclosure. The Trust believes that this definition is reasonable and consistent with industry standards. For example, numerous other mutual funds that are categorized by Morningstar, Inc. as “small growth” funds similarly define small capitalization companies, for purposes of their 80% investment policy pursuant to Rule 35d-1 under the 1940 Act, as those with a market capitalization that does not exceed that of the largest company in the Russell 2000® Growth Index.1 The Staff’s comment refers to the market capitalization at the top range of the index; however, the Fund generally expects the average weighted market capitalization of the Fund’s portfolio to be below that of the index. Accordingly, the Trust respectfully submits that no revisions are necessary.

b.

Comment: The summary prospectus provides that the Fund’s investments include U.S. micro-cap companies, which, at the time of purchase, have capitalizations that place them among the smallest 5% of companies listed on U.S. exchanges or in over the courter (“OTC”) markets. It is not clear whether the definition of “micro-cap companies” includes any OTC traded company or only the smallest 5% of companies traded OTC; please clarify.

Response: The referenced disclosure in the summary prospectus has been revised to omit the reference to OTC markets as follows: “The Fund’s investments include U.S. micro-cap companies, which, at the time of purchase, have capitalizations that place them among the smallest 5% of companies listed on U.S. exchanges ~~or in over the counter (“OTC”) markets~~.”

c.	Comment: Please consider updating the following disclosure, which appears in the last paragraph of “Market Risk” in the “Principal Risks” section of the summary prospectus: “In

[1]

For example, the definition of small cap company in the prospectus for each of American Century Small Cap Growth Fund, Alger Small Cap Growth Fund, Goldman Sachs Small Cap Growth Fund, Putnam Small Cap Growth Fund, and Delaware Small Cap Growth Fund refers to the capitalization range of the Russell 2000® Growth Index.

U.S. Securities and Exchange Commission

July 1, 2022

addition, the U.S. Federal Reserve has invested or otherwise made available substantial amounts of money to keep credit flowing through short-term money markets and has signaled that it will continue to adjust its operations as appropriate to support short-term money markets. Amid these efforts, concerns about the markets’ dependence on the Fed’s provision of liquidity have grown.”

Response: The Trust and its management have reviewed the referenced disclosure and believe it remains relevant and therefore, respectfully submit that no updates are necessary at this time. In response to the comment, the Trust will further review the disclosure and consider making appropriate updates as part of the annual update of the Trust’s registration statement or in a future post-effective amendment.

d.

Comment: Regarding the “Sector Risk” disclosure, please identify in the principal strategy section the sectors in which the Fund may be focused and include risk disclosure specific to each such sector. We note that the Item 9(c) disclosure includes sector-specific risk disclosures.

Response: The Fund does not have a principal investment strategy to focus its investments in, or concentrate its investments in, any particular industry or sector, but the Fund, from time to time, based on market or economic conditions, may have significant positions in one or more sectors of the market. The Fund therefore includes general “Sector Risk” disclosure that is introduced by a statement to that effect. For the Fund, industry and sector allocation is a result of the then-current investment opportunities identified by the Fund’s portfolio managers pursuant to the principal investment strategies identified in the Fund’s Prospectus. Accordingly, the Fund’s investments in an industry or sector will vary over time depending on the portfolio managers’ then-current view of the investment opportunities presented by such industry or sector. Therefore, the Trust believes that the current disclosure is consistent with, and appropriately tailored to, the broad investment mandate of the Fund, and that no additional disclosure in the principal investment strategy or risk section is necessary.

e.

Comment: In the “Principal Risks” section, please tailor the “Derivatives Risk” disclosure to the types of derivatives the Fund intends to principally invest in and identify in the principal strategy disclosure the derivatives that the Fund intends to principally invest in. See ADI 2019-08 - Improving Principal Risk Disclosure.

Response: The Trust has revised the principal strategy disclosure to add the following: “The Fund may purchase put and call options on equity indexes and put and call options on exchange-traded funds tracking certain equity indexes to gain broad market exposure or for hedging purposes.” The principal risks of these instruments are described in the “Derivatives Risk” risk factor and additional information about these instruments is provided in the statutory prospectus. The Trust respectfully submits that the risk disclosure is appropriate and that no further revisions are necessary.

f.

Comment: In the “Principal Risks” section, “Large Transaction Risk” provides that “[a] significant percentage of the Fund’s shares may be owned or controlled by the Adviser and its affiliates.” If true, also add “and the Sub-adviser” here. Please supplementally confirm whether Essex is an affiliate.

Response: The referenced disclosure is intended to address the circumstance that, as a new fund, a significant percentage of the Fund’s shares may be owned by the Adviser or its affiliates due to, for example, the contribution of seed capital. Essex Investment Management Company, LLC (“Essex”), the Fund’s sub-adviser, is not expected to own or control a significant percentage of the Fund’s shares, nor is Essex an affiliate of the Adviser.

g.	Comment: Please add disclosure regarding rights and warrants to the “Preferred Stock Risk” section.

U.S. Securities and Exchange Commission

July 1, 2022

Response: The Trust believes that the risks regarding stock rights and warrants are the risks of equity securities, which are adequately described in the “Market Risk” and “Equity Risk” risk factors that are part of the Fund’s principal risk disclosure, and therefore respectfully submits that no revisions are necessary.

h.	Comment: Please supplementally identify the broad-based securities market index that the Fund will utilize.

Response: The Trust anticipates that the Fund will use the Russell 2000® Growth Index as the broad-based securities market index against which Fund performance can be compared.

i.

Comment: The “Who Manages the Fund” section reads “However, the Adviser may not enter into a sub-advisory agreement on behalf of the Fund with an ‘affiliated person’ of the Adviser unless the sub-advisory agreement is approved by the Fund’s shareholders.” Please clarify here whether Essex is affiliated.

Response: The Trust confirms that Essex is not an affiliated person of the Adviser. The referenced disclosure accurately describes the Trust’s multi-manager exemptive relief; the Trust believes the disclosure is adequate and respectfully submits that no revisions are necessary.

3.	Statutory Prospectus

a.

Comment: Page 10 of the prospectus, in the section “More information on fees and expenses,” reads “The annual operating expenses of the Fund, as disclosed in this Prospectus, do not reflect any fees and expenses that are imposed by sponsors of products that offer the Fund as an underlying investment option, such as retirement plans and/or variable life insurance contracts and variable annuity certificates and contracts. Such fees and expenses would increase the Fund’s overall fees and expenses, and would not be subject to the expense caps described above, thereby reducing the Fund’s returns.” Are the funds in the Trust offered as investment options for variable life or variable annuity contracts? If so, please add appropriate fee table disclosure and other disclosure applicable to insurance funds. Otherwise, please delete.

Response: Like certain other series of the Trust, the Fund may be offered as an underlying investment option in retirement plans and may be an underlying fund investment for other mutual funds that are underlying investment options for variable insurance contracts, and the disclosure is intended to address this fact. The Fund is not itself an insurance fund and therefore no fee table disclosure or other disclosure applicable to insurance funds is necessary.

b.

Comment: The Item 9(b) and Item 9(c) disclosure in the section “More information on strategies and risks” does not clearly and concisely inform investors about how the Fund principally intends to invest and the related risks and impedes understanding of the principal strategy and risk disclosure. For example, the principal risk disclosure does not appear tailored to the Fund. The principal strategy and principal risk disclosure herein also cross references Item 4, suggesting that the Fund has not provided summary disclosure in response to Item 4. Please clearly distinguish which of the strategies and risks herein are principal and which are not, tailoring the disclosure to this Fund following the layered disclosure regime contemplated by Form N-1A, or move all non-principal strategies and risks to the SAI. See General instruction C(3)(b) of N-1A and see also IM Guidance Update 2014-06. Also the Item 9 disclosure should include the detailed disclosure about the proprietary strategies that the Adviser uses in selecting which investments to buy and when to sell investments. A list of acceptable investments as cross referenced below is not sufficient. See Item 9(b)(2) of Form N-1A.

U.S. Securities and Exchange Commission

July 1, 2022

Response: The Trust notes that, as required by Item 4 of Form N-1A, the Fund’s principal risks are identified in the summary portion of the prospectus. The “More information on strategies and risks” section of the statutory prospectus affirms that the Fund’s principal risks are discussed in the summary prospectus. In addition, this section includes a separate sub-section for principal investment risks, which provides additional information about the Fund’s principal risks identified in the summary prospectus, and separate sub-sections for “General Investment Risks” (e.g., disclosure about recent market conditions and associated risks) and “Additional Information about Risks,” which provides additional information that may be associated with the Fund’s principal risks but that may not be principal to the Fund’s investment strategies.

General Instruction C.(3)(a) of Form N-1A provides that “[i]nformation that is included in Items 2 through 8 need not be repeated elsewhere in the prospectus.” The Trust believes that the information disclosed in response to Item 4 need not be identified again as a principal risk in response to Item 9(b).

c.

Comment: In the “80% Policies” section, the Prospectus reads “In addition, the Fund may specify a market cap range for acquiring portfolio securities.” Please delete “may” and revise to state in the affirmative.

Response: The referenced sentence will be revised to read: “In addition, the Fund ~~may specify~~ specifies a market cap range for acquiring portfolio securities.”

d.

Comment: In the second paragraph of the “80% Policies” section, the Prospectus reads, “The Sub-Adviser has complete discretion to select portfolio securities for the Fund’s assets (or portion thereof), subject to the Fund’s investment objective, restrictions and polices and other parameters that may be developed from time to time by the Adviser.” Notwithstanding the prior comment regarding layered disclosure, please add this sentence to the Item 4(a) disclosure.

Response: The Fund’s Item 4 disclosure in the summary prospectus clearly discloses that the Fund is sub-advised and the role of the Fund’s sub-adviser. The summary prospectus identifies the sub-adviser of the Fund, as required by Form N-1A, and discloses that the portfolio manager at the sub-adviser is “primarily responsible for the securities selection, research and trading for the Fund.” Further, the section in the summary prospectus titled “Who Manages the Fund” also describes the Trust’s multi-manager relief. Accordingly, the Trust believes that adding the referenced sentence would repeat information that is already provided in the summary prospectus and respectfully submits no revision is necessary.

e.

Comment: The section “Additional Information about the Investment Strategies” includes “Securities of Other Investment Companies.” Please confirm if such investments are greater than one basis point and if so please include the required fees and expenses in the fee table.

Response: The Trust does not anticipate that the indirect expenses of any such investments in other investment companies will exceed one basis point, and therefore confirms that a separate line for “acquired fund fees and expenses” is not required to be included in the Fund’s fee table. Further, the Fund will not invest in other investment companies as a principal investment strategy, and the reference to such investments in the Fund’s principal investment strategy disclosure in the summary prospectus will be removed.

f.

Comment: In the disclosure regarding “Securities of Other Investment Companies”, the Prospectus reads, “Other investment companies in which the Fund may invest include ETFs …” Please add to the Item 4 disclosure if this will be a principal strategy of the Fund. The current summary prospectus disclosure only discusses investments in ETFs and not investments in other investment companies more generally. If applicable, please add corresponding principal risk disclosure.

U.S. Securities and Exchange Commission

July 1, 2022

Response: As noted in the response to comment 3.e above, the Fund will not invest in other investment companies, including ETFs, as a principal strategy. Accordingly, the reference to such investments in the Fund’s principal investment strategy disclosure in the summary prospectus, as well as the corresponding principal risk disclosure, will be removed.

g.

Comment: The “Derivatives Risk” factor on page 15 of the Prospectus reads “Also, as the Fund transitions into reliance on the new requirements, the Fund’s approach to asset segregation and coverage requirements described in this Prospectus with respect to derivatives may be impacted.” Please confirm whether “may be impacted” should be revised to read “will be impacted,” and if so, please revise accordingly.

Response: As the compliance date for Rule 18f-4 under the 1940 Act will occur after the effective date of the Trust’s post-effective amendment to add the Fund as a new series of the Trust, the Trust intends to retain the referenced disclosure. The Trust will update the disclosure as appropriate in a future post-effective amendment following its implementation of the new rule.

h.

Comment: The “Foreign Securities Risk” factor includes “Geographic Concentration Risk” in a sub-paragraph. To avoid investor confusion, please revise the references to geographic concentration. Please tailor risk disclosure to this Fund, i.e., if the Fund intends to focus its investments in foreign securities in any particular countries or regions, please specifically list those regions. If the Fund does not intend to focus, please delete.

Response: The Fund does not intend to focus its investments in foreign securities in any particular countries or regions. The referenced disclosure will be deleted.

i.

Comment: The section “Additional Information about Risks” includes risks related to particular market sectors. If the Fund will have significant exposure to these sectors, please disclose it in the principal strategy disclosure and the Item 4 risk disclosure.

Response: As noted above in response to comment 2.d, the Fund does not have a principal investment strategy to focus its investments in any particular industry or sector. The introductory language to the section “Additional Information about Risks” in the statutory prospectus states that the section provides “additional information that may be associated with the Fund’s principal risks but that may not be principal to the Fund’s investment strategies.” Accordingly, the Fund will not include the specific sector risks in its principal strategy or principal risk disclosure.

j.

Comment: In the sub-section “Conflicts of Interest” under “Management of the Fund,” if the sub-adviser manages substantially similar accounts as suggested by the disclosure, please add corresponding conflict of interest principle risk disclosure or supplementally explain why it is not necessary.

Response: The referenced disclosure in the Fund’s prospectus does not state the sub-adviser manages “substantially similar accounts.” The sub-section entitled “Certain Conflicts Related to the Use of Sub-Advisers” provides that “a Sub-Adviser’s portfolio managers may manage multiple funds and accounts for multiple clients. In addition to one or more 1290 Funds, these funds and accounts may include, for example, other mutual funds, separate accounts, collective trusts, and offshore funds.” The disclosure further provides that “managing multiple funds and accounts may give rise to actual or potential conflicts of interest”, includes a discussion of some these actual or potential conflicts, and further provides that “[e]ach Sub-Adviser has adopted practices, policies and procedures that are intended to identify, monitor, and mitigate conflicts of interest.” The Trust believes that the types of conflicts discussed are not unique to an investment in the Fund and are

U.S. Securities and Exchange Commission

July 1, 2022

indeed common to any asset manager that manages more than one fund or account and has more than one client. Accordingly, the Trust respectfully submits that adding corresponding risk disclosure as part of the Fund’s principal risks is not warranted.

k.

Comment: On the back cover page of the Prospectus, please move the investment company file number to the bottom of the page and use type size smaller than that generally used in the Prospectus. See N-1A Item 1(b)(4).

Response: The Trust will make the requested change.

4.	Statement of Additional Information and Part C

a.

Comment: On the cover page of the SAI, please strike the paragraph which reads, “This Part B of Post-Effective Amendment No. 49 to the Registration Statement of 1290 Funds relates to 1290 Essex Small Cap Growth Fund and is not intended to affect the Statement of Additional Information of any previously registered series (or any class of such series) of 1290 Funds.”

Response: The Trust will strike the referenced disclosure in the SAI in the next post-effective amendment.

b.

Comment: The first paragraph of the fifth page reads, “As the Funds transition into reliance on Rule 18f-4, the Funds’ approach to asset segregation and coverage requirements described in this SAI with respect to derivatives and reverse repurchase agreements may be impacted.” Please consider whether may should be will.

Response: As stated above in the response to comment 3.g, because the compliance date for Rule 18f-4 under the 1940 Act will occur after the effective date of the Trust’s post-effective amendment to add the Fund as a new series of the Trust, the Trust intends to retain the referenced disclosure. The Trust will update the disclosure as appropriate in a future post-effective amendment following its implementation of the new rule.

c.

Comment: The notation regarding the Fund’s concentration policy reads, “Private activity municipal securities are not included within the exclusion for political subdivisions.” Please clarify in the disclosure that private activity municipal securities are those that are backed principally from the assets and revenues of non-governmental users. See “Certain matters concerning investment companies investing in tax exempt securities” Investment Company Act Release No. 9785 (May 31, 1977).

Response: The Trust respectfully submits that the referenced disclosure is consistent with Investment Company Act Release No. 9785 (“Release 9785”) and that no revisions are necessary. Release 9785, in discussing diversification, states that “[t]he identification of the issuer for purposes of Section 5(b)(1) depends on the terms and conditions of the security. When the assets and revenues of an agency, authority, instrumentality or other political subdivision are separate from those of the government creating the subdivision and the security is backed only by the assets and revenues of the subdivision, such subdivision would be deemed to be the sole issuer for purposes of Section 5(b)(1). Similarly, in the case of an industrial development bond, if that bond is backed only by the assets and revenues of the non-governmental user, then such non-governmental user would be deemed to be the sole issuer for purposes of Section 5(b)(1).” The Trust further notes that, in discussing concentration, Release 9785 states that “the statement of policy required by Section 8(b)(1)(E) of the [1940] Act as to concentration of investment in an industry or group of industries is not applicable to investments in tax-exempt securities issued by governments or political subdivisions of governments since such issuers are not members of any industry.” Release 9785 does not address the treatment of a tax-exempt bond for purposes of diversification

U.S. Securities and Exchange Commission

July 1, 2022

or concentration in the event that it is backed principally, but not solely, by a non-governmental user. In this circumstance, consistent with the guidance in Release 9785, the Fund would expect to determine the issuer of the security for purposes of its fundamental concentration policy based on the “terms and conditions of the security,” which may include an assessment of a number of factors, including the proportion of the principal and interest payments that are backed by a government, or political subdivision thereof, compared to the proportion of payments that are backed by a non-governmental user.

d.

Comment: Please note that a fund and its adviser may not ignore the investments of affiliated and unaffiliated underlying investment companies when determining whether the fund is in compliance with its concentration policies. Please add disclosure clarifying that the Fund will consider the investments of its underlying investment companies when determining the Fund’s compliance with its concentration policies. For example, last two sentences of the notation regarding the Fund’s concentration policy read, “Each Fund may invest in securities of other investment companies or investment vehicles that may concentrate their assets in one or more industries. Each Fund may consider the concentration of such investment companies and investment vehicles in determining compliance with the fundamental restriction.” Please strike “that may… industries.” Additionally, replace “may” with “will,” and change “concentration” to “investments” in the second sentence.

Response: The Trust is not aware of any SEC requirement to “look through” to the securities held by an underlying fund when monitoring a Portfolio’s industry concentration limit. The Trust believes that its current policy on concentration, as disclosed in its SAI, complies with relevant interpretations applicable to open-end funds. The Trust respectfully submits that no revisions are required.

e.

Comment: On page 32 of the SAI, the section entitled “Investment Company Securities” describes certain prohibitions set forth in Section 12(d)(1) of the 1940 Act on the acquisition by a fund of the securities of other investment companies and provides that “[c]ertain exceptions to these limitations are provided by the 1940 Act and the rules and regulations thereunder, and exemptive orders issued by the SEC.” Please revise throughout as applicable to reflect changes due to the new fund of funds arrangements final rule making or clarify what exemptive relief is being referenced here.

Response: The Trust respectfully submits that the referenced disclosure already reflects the changes imposed by Rule 12d1-4 under the 1940 Act. For example, the referenced paragraph provides that certain exceptions to the prohibitions of Section 12(d)(1) are provided by the rules and regulations under the 1940 Act, which would include Rule 12d1-4. In addition, the same section includes a separate paragraph regarding the adoption of Rule 12d1-4 and summarizing its conditions, stating that “Rule 12d1-4 includes conditions related to (i) limits on control and voting; (ii) required evaluations and findings related to investments in other investment companies; (iii) agreements between an acquiring and an acquired investment company; and (iv) limits on complex structures.” Regarding the reference to “exemptive orders issued by the SEC,” the Trust notes that the adopting release for Rule 12d1-4 indicates that the SEC will not rescind certain previously issued relief from Section 12(d)(1) that the SEC believes is outside the scope of Rule 12d1-4. In addition, the SEC has authority to issue additional exemptive relief in the future. Therefore, the Trust respectfully submits that the general reference in the SAI disclosure to exceptions to the Section 12(d)(1) limitations provided by exemptive orders issued by the SEC is appropriate.

f.	Comment: On page 9 of Part C, please confirm that the registration statement is updated to reflect the addition of Essex as a sub-adviser in the Item 33(c) disclosure.

Response: The Trust will reflect the addition of Essex as a sub-adviser in the Item 33(c) disclosure as part of Part C in the next post-effective amendment.

U.S. Securities and Exchange Commission

July 1, 2022

5.	Declaration of Trust

a.

Comment: We understand that Delaware law permits a fund to eliminate or alter fiduciary duties of trustees, shareholders, or other persons and replace them with the standards set forth in the Declaration of Trust. Provisions eliminating or altering the fiduciary duties of a fund’s trustees, officers, member of any advisory board, investment advisers, or principal underwriter (fiduciary covered persons) are inconsistent with the federal securities laws and the Commission’s express views on such persons’ fiduciary duties. Please summarize sections 4.3, 7.2, 7.3, and 8.6(b) in an appropriate location in the Prospectus. Please immediately follow the disclosure with a statement that nothing in the Declaration of Trust modifying, restricting, or eliminating the duties or liabilities of trustees or officers shall apply to or in any way limit the duties, including state law fiduciary duties of loyalty and care, or the liabilities of such persons with respect to matters arising under the federal securities laws.

Response: The Trust will provide a summary of the referenced Declaration of Trust provisions in the “Other Information” section of the SAI. The Trust believes that placement in the SAI disclosure regarding these Declaration of Trust provisions is appropriate. The Trust will follow the disclosure with a statement that no provision of the Declaration of Trust modifying, restricting, or eliminating the duties and liabilities of trustees or officers shall apply to or in any way limit the duties or liabilities of such persons with respect to matters arising under the federal securities laws.

b.

Comment: Section 8 of the Declaration of Trust states that a shareholder may bring an action only if (a) he or she makes a pre-suit demand upon the Board to bring the subject action (see Section 8.9(a)); (b) shareholders holding at least 5% of the shares of the Trust join in on the request (see Section 8.9(b)); (c) the Board is given a “reasonable amount of time” to consider and investigate the request (see Section 8.9(c)); and (d) the shareholder making a pre-suit demand on the Board undertakes to reimburse the fund for the expense of any advisers the Board hires in its investigation of the demand, in the event that the Board determines not to bring the action (See Section 8.9(c)). With respect to (a) and (c) above, please disclose such provisions in an appropriate location in the Prospectus. With respect to (b) and (d) above, please disclose in an appropriate location in the Prospectus and state that these provisions do not apply to claims arising under the federal securities laws.

Response: The Trust notes that the Declaration of Trust provisions referenced in (a)-(d) above currently are described in the discussion titled “Derivative and Direct Actions” in the “Other Information” section of the SAI. The Trust believes that placement in the SAI of disclosure regarding the demand requirements is appropriate. Furthermore, with respect to the requested federal securities laws “carve out,” please note that the “Derivative and Direct Actions” discussion in the SAI will include the following disclosure: “The Declaration of Trust further provides that no provision of the Declaration of Trust is effective to waive rights or limit the ability of a person to bring or make claims under the 1940 Act, the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.”

c.

Comment: With respect to Section 8.11 of the Declaration of Trust, please disclose in an appropriate place in the Prospectus that shareholders waive the right to jury trial. Section 8.11 also states that shareholder claims may only be brought in the Court of Chancery in the State of Delaware. Please disclose this provision in the Prospectus and state that this does not apply to claims arising under the federal securities laws. Please also disclose in an appropriate location in the Prospectus the corresponding risks of such a provision even as to non-federal securities laws claims, e.g., that a shareholder may have to bring suit in an inconvenient and less favorable forum.

U.S. Securities and Exchange Commission

July 1, 2022

Response: The Trust notes that the Declaration of Trust provision referenced in Comment c currently is described in the discussion titled “Derivative and Direct Actions” in the “Other Information” section of the SAI. The SAI discloses that the designation of exclusive jurisdictions and the waiver of jury trials limit a shareholder’s ability to litigate a claim in the jurisdiction and in a manner that may be more convenient and favorable to the shareholder, and that other investment companies may not be subject to similar restrictions. As noted above, the SAI will also disclose that “The Declaration of Trust further provides that no provision of the Declaration of Trust is effective to waive rights or limit the ability of a person to bring or make claims under the 1940 Act, the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.” The Trust believes that placement in the SAI is appropriate.

*    *    *    *    *

If you have any questions or comments regarding the foregoing, please contact me at (202) 778-9351 or my colleague Fatima Sulaiman at (202) 778-9082.

Sincerely,

Mark C. Amorosi

cc:	William MacGregor, Esq.

Nadia Persaud, Esq.

Maureen Kane, Esq.

Equitable Investment Management Group, LLC

Fatima Sulaiman, Esq.

K&L Gates LLP

APPENDIX A

COMPLETED FEE TABLE AND EXPENSE EXAMPLE

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

1290 Essex Small Cap Growth Fund	Class A Shares	Class T Shares	Class I Shares	Class R Shares
Management Fee	0.75%	0.75%	0.75%	0.75%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.25%	0.00%	0.50%
Other Expenses[1]	1.80%	1.80%	1.80%	1.80%
Total Annual Fund Operating Expenses	2.80%	2.80%	2.55%	3.05%
Fee Waiver and/or Expense Reimbursement[2]	(1.67)%	(1.67)%	(1.67)%	(1.67)%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	1.13%	1.13%	0.88%	1.38%

[1]	Based on estimated amounts for the current fiscal year.
[2]

Pursuant to a contract, Equitable Investment Management Group, LLC (the “Adviser”) has agreed to make payments or waive its and its affiliates’ management, administrative and other fees to limit the expenses of the Fund through April 30, 2024 (unless the Board of Trustees consents to an earlier revision or termination of this arrangement) (“Expense Limitation Arrangement”) so that the annual operating expenses of the Fund (exclusive of taxes, interest, brokerage commissions, capitalized expenses (other than offering costs), fees and expenses of other investment companies in which the Fund invests, 12b-1 fees, dividend and interest expenses on securities sold short, and extraordinary expenses not incurred in the ordinary course of the Fund’s business) do not exceed an annual rate of average daily net assets of 0.88% for Class A shares, Class T shares, Class I shares, and Class R shares of the Fund. The Expense Limitation Arrangement may be terminated by the Adviser at any time after April 30, 2024. The Adviser may be reimbursed the amount of any such payments or waivers in the future provided that the payments or waivers are reimbursed within three years of the payments or waivers being recorded and the Fund’s expense ratio, after the reimbursement is taken into account, does not exceed the Fund’s expense cap at the time of the waiver or the Fund’s expense cap at the time of the reimbursement, whichever is lower. The total annual fund operating expense ratios after fee waiver and/or expense reimbursement for Class A shares, Class T shares, and Class R shares, as shown in the table, are higher than the Fund’s expense cap because these ratios include 12b-1 fees and certain other expenses, as noted above, that are excluded from the Expense Limitation Arrangement.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the periods indicated, that your investment has a 5% return each year, that the Fund’s operating expenses remain the same and that the Expense Limitation Arrangement is not renewed. Although your actual costs may be higher or lower, based on these assumptions, whether you redeem or hold your shares, your costs would be:

	1 Year	3 Years
Class A Shares	$659	$1,061
Class T Shares	$362	$777
Class I Shares	$90	$463
Class R Shares	$140	$617